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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    REPORT ON FORM 6-K DATED AUGUST 12, 2008

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

     This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628) and on
September 10, 2007 (File No. 333-137628).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: August 12, 2008
                                   By:     /s/ David Bar-Yosef
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                                           David Bar-Yosef, Advocate
                                           Legal Counsel and Corporate Secretary

Investor Relations Contacts:
Roni Gavrielov                          Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations            KCSA Strategic Communications
+972-3-516-7620                         212-896-1249/212-896-1236
roni@km-ir.co.il                        jgoldberger@kcsa.com / mcsaby@kcsa.com

         Shamir Optical Industry Ltd. to Host Conference Call Announcing
                      Second Quarter 2008 Earnings Results

     KIBBUTZ SHAMIR, ISRAEL, AUGUST 12, 2008 - Shamir Optical Industry Ltd.
(NASDAQ: SHMR) ("Shamir") expects to issue its second quarter 2008 earnings results on Thursday, August 21, 2008, and has scheduled a conference call to discuss the results at 9:00 A.M. EDT that morning.

     The conference call will be broadcast live as a listen-only webcast. To listen live, please go to www.kcsa.com approximately ten minutes before the conference call is scheduled to begin. You will need to register, and may need to download and install the required audio software. The webcast will be archived for 30 days following the call.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Smart(TM) and Shamir
Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye
Point Technology software, which simulates human vision.

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SHAMIR OPTICAL INDUSTRY LTD.
Kibbutz Shamir, Upper Galilee, 12135 Israel |  Tel: (972) 4-694-7810
Fax: (972) 4-695-1302 | E-mail: shamir_opt@shamir.co.il | www.shamir.co.il